Interbrew

THE WORLD'S LOCAL BREWER

04 MAR -4 AM 7:21

04010282

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 2 March 2004

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Catherine.noirfalisse@interbrew.com.

Very truly yours,

PROCESSED
MAR 04 2004
THOMSON
FINANCIAL

pp. Catherine Noirfalisse
Senior Vice President Legal

Enclosure: press release

N.V. Interbrew S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88

Interbrew

THE WORLD'S LOCAL BREWER©

04 MAR -4 AM 7:21

PRESS RELEASE

Brussels, 1 March 2004

AmBev and Interbrew confirm that they are in discussions, which may lead to a significant transaction. Currently no agreement has been reached between the parties. There can be no assurance that any agreement will be consummated from these discussions, and the parties do not intend to make further comment until an agreement is reached or talks have been terminated.

AmBev et Interbrew confirment que des discussions sont en cours qui peuvent mener à une transaction significative. Actuellement aucun accord n'a été conclu entre les parties. Il ne peut y avoir aucune certitude qu'un éventuel accord aboutisse de ces discussions. Les parties ne comptent pas faire davantage de commentaire jusqu'à ce qu'un accord soit conclu ou que les pourparlers soient arrêtés.

AmBev en Interbrew bevestigen dat gesprekken lopende zijn, die tot een significante transactie kunnen leiden. Op dit ogenblik is er geen akkoord tussen de partijen. Er bestaat geen zekerheid dat deze gesprekken zullen uitmonden in enige overeenkomst. De partijen zullen geen verder commentaar geven totdat een overeenkomst bereikt is of de gesprekken zijn stopgezet.

Interbrew - *The World's Local Brewer©*

A public company (INTB – Euronext) based in Brussels, Belgium, Interbrew is one of the oldest beer companies in the world. Our strategy, The World's Local Brewer©, is to build strong local platforms in the major beer markets of the world. We have a portfolio of more than 200 brands. We run operations in 21 countries across the Americas, Europe and Asia Pacific and have strategic minority stakes in various brewers around the globe. In 2002 we realised a net turnover of close to 7 billion euro.

Contact information

Marianne Amssoms
Head of Corporate Media Relations
Tel: +32-16-31-57-69
Fax: +32-16-31-59-69
E-mail: marianne.amssoms@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com

Interbrew

THE WORLD'S LOCAL BREWER©

PRESS RELEASE

Brussels, 2 March 2004

Interbrew S.A. confirmed today that it is in continuing discussions with AmBev regarding a possible significant transaction.

If such discussions are successful and the transaction is completed, such transaction could involve the exchange of substantial equity interests between the two companies and or their subsidiaries such that Interbrew would own, directly or indirectly, an equity interest in AmBev. Under the current discussions, it is intended that AmBev would continue to be a separately listed company.

The parties are in discussions but the talks have not concluded and there can be no assurances that an agreement will be reached.

Dutch and French translations will follow.

Interbrew - *The World's Local Brewer©*

A public company (INTB – Euronext) based in Brussels, Belgium, Interbrew is one of the oldest beer companies in the world. Its strategy, The World's Local Brewer©, is to build strong local platforms in the major beer markets of the world. It has a portfolio of more than 200 brands. It runs operations in 21 countries across the Americas, Europe and Asia Pacific and has strategic minority stakes in various brewers around the globe. In 2002 Interbrew realised a net turnover of close to 7 billion euro.

Contact information

Marianne Amssoms
Head of Corporate Media Relations
Tel: +32-16-31-57-69
Fax: +32-16-31-59-69
E-mail: marianne.amssoms@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com